Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Announces Closing of Sale of German Subsidiary to DaimlerChrysler and Ford

For Immediate Release – August 31, 2005

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today the previously announced sale of its German subsidiary, Ballard Power Systems AG (BPSAG), to DaimlerChrysler AG (DaimlerChrysler) and Ford Motor Company (Ford) has closed as planned.

“At Ballard, we have one vision, one goal – to develop fuel cell power as a practical alternative to internal combustion automotive engines. We will succeed through our relentless commitment to technology leadership.  Today, we are better positioned than ever to achieve that goal,” said Dennis Campbell, Ballard’s President and Chief Executive Officer.  “We are stronger financially, with the recovery of approximately $20 million in expenses and an annual reduction in cash consumption of $25 million.  We are stronger strategically, with a sharpened focus on our core competency – fuel cell design, development and manufacture.  And we will continue to benefit from the strength of our Fuel Cell Alliance with DaimlerChrysler and Ford.”

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in the design, development, and manufacture of zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

All figures are reported in U.S. dollars.  Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information please contact Rebecca Young or Michelle Cormack at 604-454-0900.